Petroplus Refining Teesside awards overhaul contract to Aker Kvaerner

Petroplus Refining Teesside Ltd has awarded AK Engineering Services, part of the Aker Kvaerner Group, a contract to manage and execute their 2004 Production Stop (Planned Turnaround) at its North Tees refinery in Middlesbrough in the UK. The project is worth approximately GBP 1.5 million to AK Engineering Services. *4 Mar 04*

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION IN OR INTO THE UNITED STATES.

Key in securing this opportunity has been the ability to challenge historic ways in which people have engaged in the provision of turnaround services. Planning and preparation for the project commences immediately, with the production stop being scheduled for summer 2004.

"Our proven track record of nearly 100 successful events in the past seven years demonstrates extensive knowledge and experience in the overhauls market. And we look forward to executing a successful and timely production stop for Petroplus," said Malcolm Oliver, President of AK Engineering Services.

Dave Pinder, Production Stop Project Manager, Petroplus Refining Teesside Ltd, added, "The selection of AK Engineering Services was clearly based on the consideration of numerous factors. However their ideas on how to achieve a genuine client / contractor integrated project team combined with their long term ideas on how to reduce the cost of future overhaul preparations were of particular interest to Petroplus."

ENDS

For further information please contact:
Vanessa Mourant, Aker Kvaerner, London, UK: Tel: +44 (0)20 7339 1064, Mobile: +44 (0)7771 806566

Sarah Weyell, Aker Kvaerner, Stockton-on-Tees, UK: +44 (0)1642 602221

1. **Aker Kværner ASA,** through its subsidiaries and affiliates ("Aker Kvaerner"), is a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 28,000 employees in more than 30 countries. The Aker Kvaerner group consists of many legally independent entities, constituting their own separate identities. Aker Kvaerner is used as the common brand or trademark for most of these entities.
www.akerkvaerner.com

2. **AK Engineering Services** is the trading name of Aker Kvaerner Engineering Services Ltd., and one of the core businesses of the Aker Kvaerner group in Europe. It provides total asset life cycle solutions including conceptual design, engineering, procurement, project management, construction and commissioning, through to operation and maintenance services, modifications and process improvements. Also offered are consultancy services in reliability, business modelling and environmental, health, safety and risk management.

3. In 2000, Petroplus purchased the UK joint venture refinery on Teesside jointly owned by Phillips Petroleum and ICI PLC. The refinery, now known as **Petroplus Refining Teesside Limited**, or PRT, refines sweet, low sulphur North Sea Ekofisk crude oil. Petroplus Marketing Limited or PML is the sales agent for PRT and is one of the leading marketers of petroleum products in the UK.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES NOR SHALL IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, AND THERE SHALL NOT BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH

12g3 number 82-3745

SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.
FOR THE PURPOSE OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE "FSMA"), TO THE EXTENT THAT THIS PRESS RELEASE CONSTITUTES A FINANCIAL PROMOTION IN RESPECT OF THE ISSUE OF ANY SECURITIES, ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS DIRECTED ONLY AT (I) PERSONS WHO ARE INVESTMENT PROFESSIONALS WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) OF THE UNITED KINGDOM (THE "FINANCIAL PROMOTION ORDER"); OR (II) PERSONS WHO FALL WITHIN ARTICLES 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OF THE FINANCIAL PROMOTION ORDER; AND (III) ANY OTHER PERSONS TO WHOM THIS PRESS RELEASE CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.

STABILISATION/FSA

Contract for Topsides and Hull Definition Engineering on Alvheim

Aker Kvaerner has been awarded a contract to perform topsides and hull definition engineering (FEED) for the floating production storage and offloading vessel (FPSO) to be placed on the Alvheim field - West of Heimdal

5 Mar 04

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION IN OR INTO THE UNITED STATES.

"The Alvheim project is one of the very few potential new North Sea field developments to be started in 2004 and thus an important project for the oilservice industry. It also marks the entry of Marathon as an operator on the Norwegian shelf. We are pleased to be working for them and are looking forward to learn from this new relation," says executive vice president Simen Lieungh in Aker Kvaerner.

Marathon is the Alvheim area operator, holding a 65 percent working interest. ConocoPhillips has a 20 percent working interest, and DNO holds the remaining 15 percent. The Alvheim field comprises the Kneler and Boa discoveries and the previously undeveloped Kameleon discovery.

The Odin multipurpose shuttle tanker will be modified to an FPSO once a plan for development and operation is approved. Marathon and its partners plan to submit an impact assessment to the Norwegian regulatory authorities for the Alvheim development in early March and a plan of development and operation by midyear. Approval of the plan of development and operation is anticipated by the third quarter, and first production is expected during 2006.

The Odin vessel was built in 2001. It was the last vessel in a series of four. Two of the previously delivered vessels have been

modified to FPSOs by Aker Kvaerner operating respectively in UK North Sea (Pierce) and South China Sea (Lufeng). The Alvheim project and Aker Kvaerner will benefit from this experience as well as experience from other FPSOs delivered.

The FEED contract is signed by Aker Kværner Engineering & Technology AS, a company within the Aker Kvaerner group.

ENDS

For further information, please contact:
Media:
Geir Arne Drangeid, SVP Group Communications, Aker Kværner ASA Tel: +47 913 10 458
Investor relations:
Tore Langballe, VP Group Communications, Aker Kværner ASA, Tel: +47 67 51 31 06

Aker Kværner ASA, through its subsidiaries and affiliates ("Aker Kvaerner"), is a leading global provider of engineering and construction services, technology products and integrated solutions. The business within Aker Kvaerner spans a number of industries, including Oil & Gas production, Refining & Chemicals, Pharmaceuticals & Biotechnology, Mining & Metals, Power, Pulping and Shipbuilding. Aker Kvaerner has aggregated annual revenues of approximately USD 6 billion and employs around 28,000 employees in more than 30 countries. The Aker Kvaerner group consists of many separate legal entities, constituting their own separate identities. Aker Kvaerner is used as the common brand or trademark for most of these entities

Field Development Europe is a multidisciplinary and technology based organisation covering all technical and management functions for carrying out development of oil and gas fields world-wide, from wellheads to receiving terminal.

Aker Kvaerner Engineering & Technology AS has about 800 employees and their main office is located at Lysaker near Oslo. The company has extensive experience and competence within development of technology and concepts, in addition to execution of larger projects. AKET has been involved in the development of most oil- and gas fields on the Norwegian Continental Shelf. The company has also played an active role in several terminal and onshore projects in Norway. AKET is presently involved in several international projects based on their competence and products, such as LNG terminals.

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES NOR SHALL IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, AND THERE SHALL NOT BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.
FOR THE PURPOSE OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE "FSMA"), TO THE EXTENT THAT THIS PRESS RELEASE CONSTITUTES A FINANCIAL PROMOTION IN RESPECT OF THE ISSUE OF ANY SECURITIES, ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS DIRECTED ONLY AT (I) PERSONS WHO ARE INVESTMENT PROFESSIONALS WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) OF THE UNITED KINGDOM (THE "FINANCIAL PROMOTION ORDER"); OR (II) PERSONS WHO FALL WITHIN ARTICLES 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OF THE FINANCIAL PROMOTION ORDER; AND (III) ANY OTHER PERSONS TO WHOM THIS PRESS RELEASE CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.

STABILISATION/FSA

AKER KVÆRNER

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Inge K Hansen new CEO in Aker Kvaerner

Oslo, 8 March 2004 - Inge K Hansen has been appointed Group President & Chief Executive Officer (CEO) of the new Aker Kvaerner, one of three groups, which are being created as a result of the restructuring of the current Aker Kvaerner. The new Aker Kvaerner will be a leading industrial player with activities within oil, gas, energy and process. *8 Mar 04*

Inge K Hansen's previous position was acting CEO with Statoil, the Norwegian oil company. New CEO in Statoil will be Helge Lund, who until now has been CEO in Aker Kvaerner.

Mr Hansen has broad international experience from industry and financial institutions. Before joining Statoil as chief financial officer in 2000, he headed the investment bank Orkla Enskilda where he worked for six years. Mr Hansen played a central role in the privatisation and listing of Statoil in 2001.

"Inge Hansen has high personal integrity. He is thoroughly honest, hands on and performance driven," says Kjell Inge Røkke.

In connection with this management change and in accordance with previous statements, Mr Røkke will immediately assume the position as Group President & CEO of the current Aker Kværner ASA, which is planning to change name to Kværner ASA. Aker Kværner ASA's board of directors has decided that Lone Fønss Schrøder will replace Mr Røkke as Chairman of this Board.

"We are proud that one of our leaders now move on to such an important position in the Norwegian and international oil industry. We see this as recognition of Aker Kvaerner's industrial attitude and sound business culture," says Mr Røkke.

"Mr Lund's resignation came as a surprise to us, but with Inge K Hansen in place so swiftly, the implementation of our industrial and financial plans will continue as previously stated. Aker Kvaerner's management teams are experienced, strong and highly motivated, which will ensure that our goals are met," Mr Røkke said.

Inge K Hansen will be formally introduced to Aker Kvaerner shareholders at the annual general meeting on 19 March 2004.

For further information, please contact:
Media:
Geir Arne Drangeid, SVP Group Communications, Aker Kværner ASA.
Tel: +47 67 51 30 36, mobile +47 913 10 458

Investor relations:
Tore Langballe, Vice President Group Communications, Aker Kværner ASA.
Tel: +47 67 51 31 06, mobile +47 907 77 841

This press release may include forward-looking information or statements and is subject to our disclaimer, see our web-pages www.akerkvaerner.com

---

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF SECURITIES IN THE UNITED STATES NOR SHALL IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, AND THERE SHALL NOT BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.
FOR THE PURPOSE OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM (THE "FSMA"), TO THE EXTENT THAT THIS PRESS RELEASE CONSTITUTES A FINANCIAL PROMOTION IN RESPECT OF THE ISSUE OF ANY SECURITIES, ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS DIRECTED ONLY AT (I) PERSONS WHO ARE INVESTMENT PROFESSIONALS WITHIN THE MEANING OF

12g3 number 82-3745

ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) OF THE UNITED KINGDOM (THE "FINANCIAL PROMOTION ORDER"); OR (II) PERSONS WHO FALL WITHIN ARTICLES 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OF THE FINANCIAL PROMOTION ORDER; AND (III) ANY OTHER PERSONS TO WHOM THIS PRESS RELEASE CAN OTHERWISE LAWFULLY BE MADE UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"), AND MUST NOT BE ACTED ON OR RELIED UPON BY PERSONS OTHER THAN RELEVANT PERSONS. ANY INVITATION OR INDUCEMENT TO ENGAGE IN ANY INVESTMENT ACTIVITY INCLUDED WITHIN THIS PRESS RELEASE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY SECURITIES.